Cornerstone advisors, LLC

PROXY VOTING POLICY AND PROCEDURES

I.	Proxy Voting Policies

Cornerstone Advisors, LLC (“Cornerstone”) believes that the right to vote on issues submitted to stockholder vote, such as election of directors and important matters affecting a company’s structure and operations, can impact the value of its investments. Cornerstone generally analyzes the proxy statements of issuers of stock owned by Cornerstone Strategic Value Fund, Inc. and Cornerstone Total Return Fund, Inc. (each, a “Fund” and, collectively, the “Funds”), as necessary and votes proxies on behalf of each Fund.

II.	Proxy Voting Procedures

In evaluating proxy statements, Cornerstone relies upon its own fundamental research, and information presented by company management and others.

III.	Proxy Voting Guidelines

With respect to proxies of closed-end investment companies held by a Fund, in order to comply with Section 12(d) of the Investment Company Act of 1940, as amended, Cornerstone will “mirror vote” all such proxies received by such Fund.

Mirror voting is voting shares held in the same proportion as the vote of all other stockholders.

With respect to proxies of all companies other than closed-end investment companies held by a Fund, Cornerstone will generally “mirror vote” all such proxies received by a Fund.

Cornerstone may elect not to “mirror vote” such proxies and instead vote such proxies in its discretion based on its analysis of what is in the best interest of a Fund and its stockholders.

IV.	Monitoring and Resolving Conflicts of Interest

When reviewing proxy statements and related research materials, Cornerstone will consider whether any business or other relationships between a portfolio manager, Cornerstone and a portfolio company could influence a vote on such proxy matter. With respect to personal conflicts of interest, Cornerstone’s Code of Ethics requires its covered employees to maintain high standards of honesty and ethical conduct. Portfolio managers with a personal conflict of interest regarding a particular proxy vote must recuse themselves and not participate in the voting decisions with respect to that proxy.

V.	Proxy Service Firm; Review Responsibilities

Cornerstone retains, at its own expense and with the approval of the board of directors of each Fund (each a “Board”), a third-party proxy service provider (a “Proxy Service Firm”) to coordinate, collect, and maintain all proxy-related information, and to prepare each Fund’s report on Form N-PX for filing with the U.S. Securities and Exchange Commission. Cornerstone will review each Fund’s voting records maintained by the Proxy Service Firm.

VI.	Recordkeeping

Documentation of all votes for the Funds’ will be maintained by Cornerstone and/or the Proxy Service Firm.

VI.	Fund Review and Authorization

Cornerstone recommends that the following steps be taken by the Board at least annually.

•	That each Board reviews and authorizes these Policies and Procedures, essentially as presented, as appropriate for determining how proxies for the Fund's portfolio positions should be voted.

•	That each Board acknowledge that Cornerstone contracts with an appropriate and satisfactory Proxy Service Firm to vote proxies on behalf of the Funds in accordance with Cornerstone's Proxy Voting Policies and Procedures.

Amended: November 6, 2020